Exhibit 19.1

POLICY STATEMENT

ON

INSIDE INFORMATION AND SECURITIES TRADING

BY

ART’S-WAY MANUFACTURING CO., INC. PERSONNEL AND DIRECTORS

Adopted January 24, 2025

SUMMARY

We are adopting this Policy Statement for all directors, officers and employees of Art’s-Way Manufacturing Co., Inc. and its subsidiaries (collectively, “Art’s-Way” or the “Company”), as such persons may have access to material, non-public information (so-called “inside information”) about the Company and its customers and suppliers at one time or another. Inside information is information that is not available to the public, but which an investor might consider important in deciding whether to buy or sell a company’s securities. It certainly includes any information that would affect the public market price for a company’s stock. Such information could include major new product introductions, the addition or loss of a significant customer or supplier, a significant change in the level of business with an existing customer or supplier and discussions of potential acquisitions or mergers. Either positive or negative information may be “inside information.”

Both federal securities laws and Company policy prohibit transactions in securities of the Company at a time when you may be in possession of material information about the Company that has not been publicly disclosed. In addition, you are also prohibited from buying or selling the securities of a customer or supplier when you have received, through your employment or other relationship with Art’s-Way, material non-public information about that customer or supplier. In the event that you possess material non-public information, you should not engage in open market transactions in securities of the respective company about which you possess such information, including certain transactions in derivative securities. Anyone who violates these prohibitions can face serious criminal and civil penalties.

Once a public announcement has been made of the material information, you should, at a minimum, wait to engage in any market trade of Company stock until the later of the next business day or twenty-four hours following the announcement (e.g., announcement at 10:00 a.m. on Monday, trade at 10:00 a.m. on Tuesday; announcement at 2:00 p.m. on Friday, trade at 8:00 a.m. on Monday), assuming at the time of the transaction you do not have other material information that has not been made public.

These prohibitions also apply to members of your household as well as affiliates and all others whose transactions may be attributable to you. This means that you should be careful not to disclose material non-public information to anyone without a need to know, especially to those outside the Company. This information is owned by the Company and must be protected as such. You could be criminally and civilly liable for aiding and abetting insider trading if you disclose inside information to another person and that person trades in the Company’s securities on the basis of the information you provided. Any questions from brokers, securities analysts or the media regarding the Company should be directed to the Company’s Chief Executive Officer, or any person designated by such person to respond to questions relating to the Company, the Company’s securities or this Policy Statement.

For further information and guidance, please refer to the entire Policy Statement set forth below, or contact the Company’s Chief Executive Officer or any person designated by such officer to respond to questions relating to the Company, the Company’s securities or this Policy Statement (each officer or designated person is referred to herein as a “Securities Trading Administrator”).

The Need For a Policy Statement

The Company’s stock is publicly traded; therefore, the Company is required to take active steps to prevent violations of insider trading laws by Company directors and personnel. Although insider trading has long been illegal, over the years Congress has expanded the enforcement authority of the Securities and Exchange Commission (“SEC”) and the Justice Department, increased substantially the civil and criminal penalties for insider trading, and created new potential liability for companies and other “controlling persons” such as directors for violations by company personnel.

We are adopting this Policy Statement to avoid even the appearance of improper conduct on the part of anyone employed by or associated with Art’s-Way (because anyone with non-public information is considered an “insider”). We have all worked hard to establish our reputation for integrity and ethical conduct. We cannot afford to have it damaged.

The Consequences

The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip information to others):

●	Civil money penalties based on the profit gained or loss avoided;

●	A criminal fine (no matter how small the profit); and

●	Prison sentences for criminal violations.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

●	A civil money penalty based on the profit gained or loss avoided as a result of the individual’s unlawful purchase, sale or communication; and

●	A criminal fine.

The civil penalties may extend personal liability to a company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading. In addition, any director, officer, employee or consultant who violates the Company’s confidential information and securities trading policy faces discipline or even dismissal for cause. Needless to say, any of the above consequences, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

Our Policy

If a Company director, officer, employee or representative has material non-public information relating to the Company (so-called “inside information” of a nature which could affect its stock price or affect an investor’s decision to buy or sell the Company’s stock), it is our policy that neither that person nor any affiliate, related person or other person residing in the home of that individual may buy or sell Company securities or engage in any other action to take advantage of, or to pass on to others, that information. Please note that you need not be an employee or a director to be an “insider.” This policy also applies to information relating to any other company, including our customers or suppliers, obtained in the course of the individual’s employment or other relationship with Art’s-Way.

You may be required from time to time to forego a proposed transaction in the Company’s securities even if you planned to make the transaction before learning of the inside information and even though you believe that you may suffer an economic loss or forego anticipated profit by waiting. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct, and to avoid an inquiry regarding civil and criminal liability for trading on inside information.

Material Information. Material information is any information (either positive or negative) that a reasonable investor would consider important in a decision to buy, hold or sell securities. In short, material information is any information that could reasonably affect the price of securities.

Examples. Common examples of information that will frequently be regarded as material are:

●	the Company’s financial results;

●	projections of future earnings or losses;

●	news of a pending or proposed merger, acquisition, or tender offer;

●	news of a significant sale of assets or the disposition of a subsidiary;

●	changes in dividend policies, the declaration of a securities split, or the offering of additional securities;

●	changes in management;

●	impending bankruptcy or financial liquidity problems;

●	the gain or loss of a substantial customer or supplier or a substantial change in business with a customer or supplier;

●	new product announcements;

●	significant product defect or modification; and

●	significant litigation exposure due to actual or threatened litigation.

20/20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging any securities transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Affiliates and Family Members. Under this Policy, the very same restrictions apply to your family members and others living in your household, as well as to persons or entities who are affiliated with you. Company personnel are expected to be responsible for the compliance of affiliates and their immediate family and personal household.

Disclosing Information to Others. Company directors and personnel must not discuss with anyone outside the Company, or with anyone inside the Company without a need to know, material non-public information regarding the Company or its customers, suppliers or other business partners. Company directors and personnel may be criminally and civilly liable for transactions by any person to whom they have disclosed inside information. Such liability may be imposed whether or not you personally derive any benefit from another’s use of the information. In order to prevent unintentional disclosure, all inquiries and requests for information regarding the Company or the Company’s customers (e.g., from the media, securities brokers or securities analysts) should be referred to a Securities Trading Administrator.

Participating in Internet Discussion Groups. It is improper for persons subject to this Policy Statement to participate in Internet discussion groups, message boards or chat rooms with respect to the Company, including the Company’s business, technology, financial projections and stock performance.

Dealing with Rumors. In general, the Company will not comment on rumors about its business affairs, its products and services, or its stock price. Occasionally, a rumor about the Company may begin to affect the market price of the Company’s securities. In such cases, the Company, in consultation with its advisors, will promptly assess the nature and significance of the rumor, and may publicly dispel or confirm the rumor. Directors, officers, employees or representatives of the Company who hear a rumor that seems likely to affect the market price of the Company’s securities should promptly inform a Securities Trading Administrator. In addition, various securities laws prohibit the circulation of rumors where the underlying intent is to manipulate the price of publicly traded securities. You should always refrain from conveying rumors about the Company to anyone.

When Information is Public. As you can appreciate, it is improper for persons who may have access to inside information to enter a trade immediately after Art’s-Way has made a public announcement of material information, including earnings releases, because Company stockholders and the investing public should be afforded the time to receive the information and act upon it. Following any public announcement of material information, persons subject to this Policy Statement should, at a minimum, wait until the next business day to engage in any transactions in Company securities, provided at least twenty-four hours have elapsed. Thus, if an announcement is made on a Monday at 6:00 p.m., the earliest that such persons should trade after the announcement is 6:00 p.m. on Tuesday (assuming you do not have other material non-public information). If an announcement is made on Friday at 6:00 p.m., the earliest that such persons should trade after the announcement is 8:00 a.m. on Monday (again, assuming they do not have other material non-public information). For persons subject to Trading Window restrictions (as described below), this one-day trading restriction applies even during an open Trading Window.

Additional Discouraged and Prohibited Transactions

In order to avoid even the appearance of the use of material non-public information and to discourage short-term or speculative transactions involving Company securities, the Company’s directors, officers and certain other key employees or representatives who are likely to have material non-public information, as set forth on Appendix A hereto (“Designated Persons”), should comply with the provisions below with respect to any transaction in Art’s-Way securities:

1.         Trading in Company securities on a short-term basis. Any Company securities purchased in the open market should be held for a minimum of six months and ideally longer. (Note that the SEC’s short-swing profit rule already prevents directors and executive officers from selling any Company securities within six months of a purchase. We are simply expanding this rule as a strong suggestion to all other Designated Persons.) Stock received pursuant to an equity award granted under a plan or agreement that is registered with the Securities & Exchange Commission on a Form S-8 need not be held for six months. Such stock may be sold at any time, assuming you do not have any material non-public information (and subject, as applicable to volume or other restrictions under Rule 144 and the Trading Window and pre-transaction notification procedures set forth in this Policy Statement).

2.         Purchases on margin or short sales. Even if Art’s-Way securities are marginable, Designated Persons shall not “margin” Art’s-Way securities, whether for the purchase of Art’s-Way securities or any other securities. Such persons also shall not “sell short” Art’s-Way securities (a “short sale” is a sale of shares which the seller does not own but expects to purchase in the future at a lower price).

3.         Buying or selling puts or calls on Art’s-Way securities. Designated Persons are prohibited from buying and selling “puts” and “calls” on Art’s-Way securities.

Trading Windows and Pre-Transaction Notification Procedures for Designated Persons

Because Designated Persons have regular access to material non-public information, this Policy Statement requires that such persons comply with the Trading Window and pre-transaction notification procedures set forth below. The classes of persons set forth on Appendix A hereto, as amended from time to time by any Securities Trading Administrator, are Designated Persons for the purpose of this Policy Statement. The Trading Window and pre-transaction notification procedures are not applicable to employees or representatives other than the Designated Persons.

Permitted Trading. Designated Persons may engage in stock transactions only during certain window periods (stock options may be exercised at any time so long as trading in the shares acquired pursuant to such exercise does not occur outside the window period). The window during which trades generally will be permitted, provided such trades are entered into after providing pre-transaction notification (see below) and provided that the person engaging in the transaction is not in possession of material non-public information, will begin on the business day following the public release of earnings information for the most recently ended quarter, provided that at least twenty-four hours have elapsed, and end fifteen calendar days prior to the end of the next quarter (such windows are referred to herein as “Trading Windows” or a “Trading Window”). In connection with all trades, regardless of date, it is important to remember that it is always illegal to trade on inside information.

Event-specific Blackout Periods. Trading Windows may be shortened if the Company determines that an event has occurred which causes any Designated Person to possess material non-public information about Art’s-Way (such as a pending major development). The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a Designated Person provides pre-transaction notification (see below), the person will be informed of the existence of a blackout period, but not the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. Even if the Company has not declared an event-specific blackout, no Designated Person should trade while aware of material non-public information.

Pre-Transaction Notification. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where a person engages in a trade while unaware of a pending major development), Designated Persons, together with their affiliates, family members and other members of their household, who contemplate in engaging in any transaction in Art’s-Way securities (stock option exercises, acquisitions, dispositions, transfers, gifts, etc.) or in securities of a customer, supplier or other business partner of the Company, must notify a Securities Trading Administrator at (712) 864-3131 at least two business days in advance of the proposed transaction. Upon confirmation from a Securities Trading Administrator of existence of a Trading Window, such pre-transaction notification is valid for only two business days. Even if a Securities Trading Administrator confirms the existence of a Trading Window, a person may not engage in the transaction if he or she becomes aware of material nonpublic information concerning the Company prior to completing the transaction. If a Securities Trading Administrator contemplates engaging in any such transaction, he or she shall provide pre-transaction notification to another Securities Trading Administrator or the Chairman of the Board.

The pre-transaction notification procedures set forth above will not apply in a limited number of circumstances, as follows:

●

The exercise of stock options, except that the pre-transaction notification procedures do apply to the broker-assisted cashless exercise of such options and open market sales of shares acquired through the exercise of any options. Furthermore, stock option exercises are subject to the terms of the Company’s governing stock option and incentive plans and any agreements entered into between the Company and the holders of such options.

●

The payment of withholding or employment-related taxes by tendering previously-held shares of the Company’s securities or by having shares withheld that would otherwise be issuable upon the exercise of an option, the vesting of restricted shares, or the vesting of other stock-based awards granted pursuant to the Company’s incentive plans.

●

The transfer of shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to an inter vivos trust of which a person subject to this Policy Statement is the sole beneficiary during such person’s lifetime.

●

The purchase of stock through the Company’s 401(k) plan through regular payroll deductions, except pre-transaction notification applies to: the sale of any such stock and the election to transfer funds into or out of, or a loan with respect to amounts invested in, the stock fund.

●

The purchase of Company stock under any employee stock purchase plan that the Company may adopt, resulting from the periodic contribution of money to the plan pursuant to a payroll deduction election, except pre-transaction notification applies to: the initial election to make such contributions, any subsequent modifications to increase or decrease the percentage of contributions made during each pay period, the termination of contributions, or the sale of Company stock acquired pursuant to any employee stock purchase plan.

●

Transactions executed pursuant to a contract, instruction or plan that satisfies Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), so long as the underlying contract, instruction or plan itself complies with the requirements and pre-transaction notification procedures set forth below.

Rule 10b5-1 Trading Arrangements

Notwithstanding the restrictions set forth elsewhere in this Policy Statement, transactions by Company personnel that satisfy the following criteria (“Rule 10b5-1 Transactions”) will not be prohibited:

The purchase or sale must occur pursuant to any of the following:

●	A binding contract to purchase or sell the security;

●	Instructions to another person to purchase or sell the security for the instructing person’s account; or

●	A written plan for trading securities;

which is delivered in writing to a Securities Trading Administrator, provided the person proposing such contract, instruction or plan is not then aware of any material, non-public information concerning the Company. In addition, if the person proposing such contract, instruction or plan is a Designated Person, such contract, instruction or plan must be adopted during a Trading Window. If a Securities Trading Administrator proposes entering into a contract, instruction or plan, he or she shall provide pre-transaction notification to another Securities Trading Administrator or the Chairman of the Board.

In the case of a director or officer of the Company, no purchases or sales pursuant to a contract, instruction, or plan may occur until expiration of a cooling-off period consisting of the later of:

i.	90 days after the adoption of the contract, instruction, or plan; or

ii.

2 business days following the disclosure of the Company’s financial results in a Form 10-Q or 10-K for the completed fiscal quarter in which the contract, instruction, or plan was adopted (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the contract, instruction, or plan).

If the person who entered into the contract, instruction, or plan is not the Company and is not a director or officer of the Company, then no purchases or sales may occur until the expiration of a cooling-off period that is 30 days after the adoption of the contract, instruction, or plan.

The contract, instruction or plan referenced in paragraph 1 above must comply with at least one of the following:

●	The contract, instruction or plan specifies the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold;

●

The contract, instruction or plan includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold; or

●

The contract, instruction or plan does not permit the person to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan did exercise such influence must not have been aware of any material nonpublic information of the Company when doing so.

For purposes of the two foregoing paragraphs, the following definitions shall apply:

●	“Amount” means either a specified number of shares or other securities or a specified dollar value of securities.

●	“Price” means the market price on a particular date or a limited price, or a particular dollar price.

●

“Date” means, in the case of a market order, the specific day of the year on which the order is to be executed (or as soon thereafter as is practicable under ordinary principles of best execution), or in the case of a limit order, a day of the year on which the limit order is enforced.

Additional Requirements

Directors or Company personnel who adopt a contract, instruction or plan meeting the 10b5-1 criteria above may not thereafter deviate from the plan or engage in any corresponding or hedging transaction or positions. Amendments to or terminations of the contract, instruction or plan are permitted, provided at the time of such amendment the individual undertaking the amendment does not have any material, non-public information regarding the Company and subject to the pre-transaction notification procedures contained in paragraph 1 above, including the applicable cooling-off requirement. In addition, if the person undertaking the amendment is a Designated Person, such amendment must be entered into during a Trading Window. Company personnel will remain responsible for all applicable Rule 144 provisions, including the volume and aggregation requirements. In addition, the Company’s directors and Section 16 officers must effect in a timely manner all filings under Section 16 of the Exchange Act.

The Company will publicly disclose the adoption, modification, or termination of a contract, instruction, or plan by its directors and executive officers in a Form 10-Q or Form 10-K as required by SEC rules.

In addition to the foregoing, any contract, instruction, or plan must comply with the provisions of SEC Rule 10b5-1, as it may be amended from time to time, or any successor provision.

Post-Termination Transactions

This Policy Statement continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material non-public information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Certification

Company personnel may be required on a periodic basis to certify their understanding of and intent to comply with this Policy Statement.

Company Assistance

Any person who has any general questions about this Policy Statement or questions about specific transactions should contact a Securities Trading Administrator. Remember, however, the ultimate responsibility for adhering to the Policy Statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

APPENDIX A

TO

POLICY STATEMENT ON INSIDE INFORMATION AND SECURITIES TRADING

BY

ART’S-WAY MANUFACTURING CO., INC. PERSONNEL AND DIRECTORS

DESIGNATED PERSONS

The following classes of persons, along with their affiliates, family members and other members of their household, are “Designated Persons” for the purpose of the Company’s Policy Statement on Inside Information and Securities Trading. The Company may amend this Appendix from time to time as it deems necessary.

●	All members of the Boards of Directors of Art’s-Way Manufacturing Co., Inc. and its subsidiaries.

●

All persons designated as “officers” of Art’s-Way Manufacturing Co., Inc. as defined in Section 16 of the Securities Exchange Act of 1934, as amended, who are subject to the reporting provisions and trading restrictions thereof.

●

All accounting staff of Art’s-Way Manufacturing Co., Inc. or any of its subsidiaries, and any other officers, employees and representatives who assist with the preparation of, or have access to, the financial information, financial statements, results of operations or financial forecasts or projections of Art’s-Way Manufacturing Co., Inc. or any of its subsidiaries.

●

All operations and sales staff of Art’s-Way Manufacturing Co., Inc. or any of its subsidiaries, and any other officers, employees and representatives who have access to material purchase or service orders exceeding $100,000 individually, or access to projections that relate to such orders.

●	All human resources personnel who have access to information regarding the employment of officers of Art’s-Way Manufacturing Co., Inc. or its subsidiaries.

●

All marketing or corporate affairs personnel at Art’s-Way Manufacturing Co., Inc. or any of its subsidiaries, and any other officers, employees and representatives who have access to information about the timing of significant product or service upgrades or product or service defects.

A-1

[Letter to Directors and Employees – and Certification]

ART’S-WAY MANUFACTURING CO., INC.

[Company Letterhead]

RE:	Certification of the Company’s Policy Statement on Confidential Information and Securities Trading by Art’s-Way Personnel

Dear Art’s-Way Personnel and Directors:

Enclosed is a copy of the Company’s Policy Statement covering confidential information and securities trading by Art’s-Way personnel and directors. As you will see from the Policy Statement, the consequences of an insider trading violation can be serious for both the individual involved and Art’s-Way .

Please take a few minutes right now to read the enclosed Policy Statement and then sign and return the attached copy of this letter to me.

Sincerely,

[_____]
President and Chief Executive Officer

Certification

The undersigned hereby certifies that he/she has read and understands, and agrees to comply with, the Company’s Policy Statement on Confidential Information and Securities Trading By Art’s-Way Personnel and Directors, a copy of which was received by the undersigned.

Date:
Signature

Print Name: